TRANSGLOBE ENERGY CORPORATION ANNOUNCES THE SIGNING OF A SHARE
PURCHASE AGREEMENT TO ACQUIRE CEPSA EGYPT SA B.V.

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 3, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the signing of a Share Sale and Purchase Agreement (“SPA”) to acquire the shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly owned subsidiary of COMPAÑ¥A ESPAÑOLA DE PETRÓLEOS, S.A.U. (a company registered in Spain) (“Cepsa”) subject to customary closing conditions.
All dollar values are expressed in United States dollars unless otherwise stated.

The transaction highlights include:

  Cepsa Egypt owns a 50% working interest in and is Operator of the South Alamein Concession;
  At Closing (July 2012), the Share Sale and Purchase Agreement with Cepsa replaces the previously announced (June 29, 2011) Sale and Purchase agreement with Cepsa Egypt to acquire the South Alamein assets;
  $3 million plus inventory, fixed assets and working capital;
  All-cash deal, effective July 1, 2012;
  50% working interest in the South Alamein concession, which combined with the interests acquired from EP Energy LLC acquisition (June 7, 2012) will increase TransGlobe’s interest to
  100%;
  Near term appraisal / development of the oil discovery well, Boraq-2X, which tested a combined
  1,700 barrels of oil per day (“Bopd”) of light oil from two zones;
  The Company has identified 6 drillable exploration prospects developed from 3-D seismic which covers the entire South Alamein Concession area.

South Alamein, Arab Republic of Egypt (100% working interest, TransGlobe operated)

TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a share purchase agreement to acquire Cepsa Egypt from Cepsa for $3.0 million plus inventory, fixed assets and working capital adjustments, effective July 1, 2012.

On June 7, 2012 the Company acquired a company from EP Energy LLC which holds a 50% interest in the South Alamein Concession Agreement, under a Production Sharing regime (“Concession”).

Cepsa Egypt holds the remaining 50% working interest in and operates the South Alamein Concession. When acquired, the Company will hold a 100% working interest in the South Alamein Concession.

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current gross size of this exploration concession is 1,423 square kilometers (355,832 acres) following a 25% relinquishment of non-prospective acreage on April 4, 2012. The concession is in the final 2-year exploration phase (April 4, 2014 expiry). The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well should be capable of initial production of approximately 1,700 Bopd. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X oil discovery, which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital. An extensive 3-D seismic acquisition program was acquired over the entire South Alamein concession area. TransGlobe’s technical team has initially identified six, drill-ready exploration prospects on the concession.

The Company has scheduled a drilling rig to commence an initial three well drilling program in the Boraq area late in the third quarter of 2012. Timing is subject to closing the Cepsa Egypt purchase and receiving the necessary well approvals from the government of Egypt.

This transaction is expected to close by late July 2012 and is subject to customary closing conditions. TransGlobe cannot make assurances that it will successfully close the subject transaction.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com